

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 29, 2008

Mr. Harry Barr
President and Chief Executive Officer
Pacific North West Capital Corp.
2303 West 41st Avenue
Vancouver, British Columbia V6M 2A3

   RE: **Pacific North West Capital Corp.**
      Form 20-F for the Fiscal Year Ended April 30, 2008
      Filed July 30, 2008
      Response Letter Dated September 25, 2008
      Response Letter Dated October 16, 2008
      File No. 0-29928

Dear Mr. Barr:

   We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated October 16, 2008 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 20-F for the Fiscal Year Ended April 30, 2008

1. We note that you have included two separate disclosures in Append II of your response regarding changes in internal controls. Please remove this duplicative disclosure and clearly state whether there were changes in your internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially effect, you internal control over financial reporting. In addition, please revise your disclosure regarding changes to internal controls and procedures over financial reporting to identify "any changes," not just "significant" changes, that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting.

2.   It appears that you have not fully addressed our prior comment three of our letter dated September 4, 2008 and prior comment eight of our letter dated October 16, 2008. Accordingly, this prior comment is re-issued.

> Please consider whether management's failure to perform, complete or disclose its report on internal control over financial reporting impacts its previous conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. The definition of disclosure controls and procedures provided in Rule 13a-15(e) includes controls and procedures which ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on internal control over financial reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please consider whether management's initial assessment of effectiveness is still appropriate for your amended filing.

> If management continues to believe that your disclosure controls and procedures at April 30, 2008 were effective, please explain to us how you are able to support that conclusion given the definition of disclosure controls and procedures discussed above. Alternatively, please ensure that your amended 20-F discloses management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that your disclosure controls and procedures were not effective as of the end of the fiscal year.

Closing Comments

    Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief